EXHIBIT 99.1

Ultrapetrol Provides Business Update and Timing of Earnings Release and Conference Call

NASSAU, Bahamas, March 26, 2015 (GLOBE NEWSWIRE) -- Ultrapetrol (Bahamas) Limited (Nasdaq:ULTR), an industrial transportation company serving marine transportation needs in three markets (River Business, Offshore Supply Business and Ocean Business), today provided an update on recent developments in its Offshore Supply Business. The Company announced that it had renewed a contract with Petrobras, which expired in March 2015, to employ the UP Turquoise for an additional four years at $30,050 per day, consistent with its previous contract. Additionally, the Company confirmed that the UP Opal has commenced its employment on a four-year contract with Petrobras at a rate of $31,000, and the UP Coral is expected to commence a six-year contract with Petrobras in mid-2015 as an ROV Support Vessel ("RSV") earning $87,000 per day, which includes remuneration to a joint venture partner.

Additionally, the Company announced that it expects to report an Adjusted EBITDA in the range of $57.0 million to $59.0 million for the full year 2014. The Company's fourth quarter results were adversely affected by developments in December 2014 related to lower than forecasted North Sea spot rates, extensive off-hire resulting from a now-resolved mechanical issue with one of the container feeder vessels in the Ocean segment, and increased costs related to the Company's initiative to improve the reliability of its fleet of pushboats in the River Business.

Damian Scokin, Chief Executive Officer of Ultrapetrol, stated, "We believe that Ultrapetrol's businesses have significant untapped potential, and we are actively taking steps to improve our operations and fully realize the Company's inherent value. First, expanding on our existing efforts in both the Offshore Supply and River businesses, we are seeking to lock in longer term contracts and to strengthen our existing customer relationships to provide increased stability and visibility on earnings in a volatile market. We have already made significant progress on this initiative in the Offshore Supply Business, commencing attractive new contracts while also securing a multi-year extension to an existing contract at its expiring rate."

Mr. Scokin continued, "In addition, we are implementing operating processes and management systems that we believe will increase voyage efficiency, transparency on costs and asset utilization in the River Business, most notably through a transition from a complex hub-and-spoke system to a more streamlined and cost-effective point-to-point system. While this process is still in its early stages, we are already seeing initial signs of progress in terms of operating costs, transit times, and tons transported. More broadly, we are working hard to ensure that a culture of efficiency and customer service permeates every level of the organization. In this way, we believe that we can improve the Company's future results and create real long-term value for shareholders."

The Company further announced that the deadline for Hazels submitting an offer to purchase Ultrapetrol's Ocean Business has expired.

Additional information will be available when Ultrapetrol releases its fourth quarter 2014 results on Thursday, April 16, 2015, after the market closes. Ultrapetrol will also host a related conference call on Friday, April 17, 2015, at 10:00 a.m. Eastern Time, accessible via telephone and Internet with an accompanying slide presentation. Investors and analysts may participate in the live conference call by dialing 1-800-369-3357 (toll-free U.S.) or +1-630-395-0256 (outside of the U.S.); passcode: ULTR. Please register at least 10 minutes before the conference call begins. A replay of the call will be available for one week via telephone starting approximately one hour after the call ends. The replay can be accessed at 1-800-839-2291 (toll-free U.S.) or +1-402-998-1194 (outside of the U.S.); passcode: 1004. The webcast will be archived on Ultrapetrol's Web site for 30 days after the call.

About Ultrapetrol

Ultrapetrol is an industrial transportation company serving the marine transportation needs of its clients in the markets on which it focuses. It serves the shipping markets for containers, grain and soya bean products, forest products, minerals, crude oil, petroleum, and refined petroleum products, as well as the offshore oil platform supply market with its extensive and diverse fleet of vessels. These include river barges and pushboats, platform supply vessels, tankers and two container feeder vessels. More information on Ultrapetrol can be found at www.ultrapetrol.net.

Forward-Looking Language

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include future operating or financial results; pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including dry docking and insurance costs; general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand; our ability to obtain additional financing; our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities; our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels' useful lives; our dependence upon the abilities and efforts of our management team; changes in governmental rules and regulations or actions taken by regulatory authorities; adverse weather conditions that can affect production of the goods we transport and navigability of the river system; the highly competitive nature of the oceangoing transportation industry; the loss of one or more key customers; fluctuations in foreign exchange rates and devaluations; potential liability from future litigation; and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

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